TRANS AMERICA INDUSTRIES LTD.

INTERIM FINANCIAL STATEMENTS

MARCH 31, 2008

NOTICE OF NO AUDITOR REVIEW OF

INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

TRANS AMERICA INDUSTRIES LTD.

INTERIM BALANCE SHEETS

	MARCH 31 2008	DECEMBER 31 2007
ASSETS		
Current		
Cash and cash equivalents	$ 1,043,460	$ 1,045,814
Short term deposits	7,906,867	7,894,057
Amounts receivable	2,668	4,429
Prepaid expense	2,086	3,528
	8,955,081	8,947,828
Investments (Note 6)	6,306,682	6,625,131
Exploration Advances	-	328,682
Mineral Properties and Deferred Exploration Expenditures (Note 7)	2,305,050	1,804,588
	$ 17,566,813	$ 17,706,229
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 212,184	$ 7,761
Future Income Tax Liability	162,000	222,000
	374,184	229,761
SHAREHOLDERS' EQUITY		
Share Capital (Note 8)	18,992,298	18,992,298
Contributed Surplus	702,672	702,672
Accumulated Other Comprehensive Income	309,787	570,088
Deficit	(2,812,128)	(2,788,590)
	17,192,629	17,476,468
	$ 17,566,813	$ 17,706,229

Approved on behalf of the Board of Directors:

"David Duval" — Director

"John K. Campbell" — Director

The accompanying notes are an integral part of these financial statements.

TRANS AMERICA INDUSTRIES LTD.

INTERIM STATEMENTS OF INCOME

	THREE MONTHS ENDED MARCH 31	
	2008	2007 (Note 11)
Gas Sales	$ -	$ 25,246
Cost Of Sales		
Royalties on gas sales	-	4,951
Depletion	-	1,751
Oil and gas property operating expenses	-	4,015
	-	10,717
Gross Profit	-	14,529
Expenses		
Amortization	-	437
Management and consulting fees (Note 9)	34,500	27,000
Office facilities and services	8,701	9,031
Professional fees	56,606	27,541
Regulatory fees	7,400	7,100
Shareholder communication	688	12,122
Transfer agent	922	2,930
Travel and promotion	8,520	14,085
	117,337	100,246
Loss Before Other Income (Expense) and Income Tax	(117,337)	(85,717)
Other Income (Expense)		
Interest Income	83,721	22,144
Other Income	1,078	-
Share of Loss of Equity Investment	-	(420,000)
	84,799	(397,856)
Income before Income Tax	(32,538)	(483,573)
Future income tax recovery	9,000	-
Net Income (Loss) For The Period	$ (23,538)	$ (483,573)
Basic Earnings Per Share	$ 0.00	$ 0.02
Diluted Earnings Per Share	$ n/a	$ n/a
Weighted Average Number Of Shares Outstanding - Basic	31,204,418	23,122,143
Weighted Average Number Of Shares Outstanding - Diluted	n/a	n/a

The accompanying notes are an integral part of these financial statements.

TRANS AMERICA INDUSTRIES LTD.

INTERIM STATEMENTS OF COMPREHENSIVE INCOME

	THREE MONTHS ENDED MARCH 31 2008	THREE MONTHS ENDED MARCH 31 2007 (Note 11)
Net Income (Loss) For The Period	$ (23,538)	$ (483,573)
Other Comprehensive Income		
Net unrealized gains arising on available for sale investments arising during the year, net of income tax	(267,449)	(3,500)
Foreign exchange translation adjustment	7,148	-
Comprehensive Income (Loss) for the Period	$ (283,839)	$ (480,073)

The accompanying notes are an integral part of these financial statements.

TRANS AMERICA INDUSTRIES LTD.

INTERIM STATEMENTS OF CASH FLOWS

	THREE MONTHS ENDED MARCH 31	
	2008	2007 (Note 11)
Cash Flows Provided By (Used In) Operating Activities		
Net income (loss) for the period	$ (23,538)	$ (483,573)
Add (Deduct) items not involving cash:		
Amortization	-	437
Depletion	-	1,751
Foreign exchange	7,148	-
Share of loss of equity investment	-	420,000
Future income taxes	(9,000)	-
	(25,390)	(61,385)
Change in non-cash operating working capital items:		
Accounts receivable	-	(3,104)
Amounts receivable	1,761	-
Prepaid expense	1,442	(39,140)
Accounts payable and accrued liabilities	39,792	(36,271)
	17,605	(139,900)
Cash Flows Provided By (Used In) Investing Activities		
Short term deposits	(12,810)	490,351
Exploration advances	328,682	(560,200)
Mineral properties and deferred exploration expenditures	(335,831)	(102,154)
	(19,959)	(172,154)
Increase (Decrease) In Cash And Cash Equivalents	(2,354)	(311,903)
Cash and Cash Equivalents, Beginning of Period	1,045,814	370,494
Cash and Cash Equivalents, End of Period	$ 1043,460	$ 58,591
Supplementary Cash Flow Disclosures		
Interest Paid	$ -	$ -
Taxes Paid	$ -	$ -

The accompanying notes are an integral part of these financial statements.

TRANS AMERICA INDUSTRIES LTD.

STATEMENT OF SHAREHOLDERS' EQUITY

MARCH 31, 2008

	COMMON SHARES		CONTRIBUTED	ACCUMULATED OTHER COMPREHENSIVE		
	SHARES	AMOUNT	SURPLUS	INCOME	DEFICIT	TOTAL
Balance, December 31, 2006	23,112,143	$ 11,576,998	$ 406,372	$ -	$ (5,781,831)	$ 6,201,539
Revaluation of investments and short term deposits to Market Value at January 1, 2007, net of income tax of $89,000	-	-	-	436,038	-	436,038
Revaluation of Investments to Market Value at December 31, 2007, net of income tax of $28,000	-	-	-	134,050	-	134,050
Units issued pursuant to private placement at $1.00	8,092,275	8,092,275		-	-	8,092,275
Fair value of units issued at $1.00 classified as share issuance costs	-	(457,275)	-	-	-	(457,275)
Fair value of finders options issued as finders fees pursuant to private placement	-	(219,700)	219,700	-	-	-
Fair value of options granted	-	-	76,600	-	-	76,600
Net income for the year	-	-	-	-	2,993,241	2,993,241
Balance, December 31, 2007	31,204,418	$ 18,992,298	$ 702,672	$ 570,088	$ (2,788,590)	$ 17,476,468
Revaluation of Investments to Market Value at March 31, 2007, net of income tax of $51,000	-	-	-	(267,449)	-	(267,449)
Foreign exchange translation adjustment	-	-	-	7,148	-	7,148
Net loss for the period	-	-		-	(23,538)	(23,538)
	31,204,418	$ 18,992,298	$ 702,672	$ 309,787	$ (2,812,128)	$ 17,192,629

The accompanying notes are an integral part of these financial statements.

TRANS AMERICA INDUSTRIES LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

MARCH 31, 2008

1. BASIS OF PRESENTATION

The interim financial statements of Trans America Industries Ltd. (the "Company") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the fiscal year ended December 31, 2007, except as described below. The disclosures included below are incremental to those included with the annual financial statements. The interim financial statements should be read in conjunction with the financial statements and the notes thereto in the Company's annual report for the year ended December 31, 2007.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Use of Estimates

The preparation of the financial statements requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of management estimates relate to assumptions used in determining the fair value of non-cash stock-based compensation, amounts recorded for impairment of investments, and future tax asset valuations. Due to the inherent uncertainty involved with making such estimates, actual results reported in future years could differ from these estimates.

b) Foreign Currency Translation

Currency transactions and balances are translated into the Canadian dollar reporting currency using the temporal method as follows:

i) Monetary items are translated at the rates prevailing at the balance sheet date;
ii) Non-monetary items are translated at historical rates;
iii) Revenues and expenses are translated at the average rates in effect during applicable accounting periods, except amortization, which is translated at historical rates;
iv) Gains and losses on foreign currency translation are reflected in the consolidated statements of operations and comprehensive loss.

c) Cash and Cash Equivalents

Cash includes cash on hand and demand deposits. Cash equivalents include short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

TRANS AMERICA INDUSTRIES LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

MARCH 31, 2008

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

d) Investments

Long term investments in which the Company has voting interests of 20% to 50%, or where the Company has the ability to exercise significant influence, are accounted for using the equity method. Under this method, the Company's share of the investees' earnings and losses is included in operations and its investments therein are adjusted by a like amount. Dividends are credited to the investment accounts.

In accordance with the recommendations of section 3855 "Financial instruments – Recognition and Measurement of the Canadian Institute of Chartered Accountants handbook the Company has designated its investments over which the Company does not exercise significant influence as available for sale investments and reports them at fair value. The amounts by which fair values for these investments differ from written down cost represent unrealized gains and losses and are recognised in other comprehensive income. All realized gains and losses are recognized in net income in the period of disposition. The fair value of investments is market value. The market value of publicly traded investments is based on quoted market prices.

e) Financial instruments

As at March 31, 2008, the Company's financial instruments consist of cash and cash equivalents, short term deposits, investments, and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

f) Mineral Properties and Related Deferred Exploration Expenditures

The Company capitalizes all exploration expenditures directly related to specific mineral properties in which it has a continuing interest until the extent of mineralization has been determined and the mineral properties are either sold, developed or the Company's mineral rights are allowed to lapse. Capitalized costs are amortized over the useful life of the ore body following commencement of commercial production based on estimated economic reserves or written off if the property is sold or abandoned.

g) Variable Interest Entities

The Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline 15, "Consolidation of Variable Interest Entities", to provide accounting guidance related to variable interest entities ("VIE"). A VIE exists when the entity's equity investment is at risk. When a VIE is determined to exist the guidance requires the VIE to be consolidated by the primary beneficiary. The Company has determined that it does not have a primary beneficiary interest in VIEs.

TRANS AMERICA INDUSTRIES LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

MARCH 31, 2008

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

h) Recently Issued Accounting Pronouncements

The following accounting pronouncements are applicable to future reporting periods. The Company is currently evaluating the effects of adopting these standards:

i) Goodwill and Intangible Assets

On January 8, 2008, the CICA issued Section 3064, Goodwill and Intangible Assets. Section 3064, establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. Section 3064 is effective for the Company for annual and interim financial statements commencing January 1, 2009.

ii) International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Accordingly, the transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended November 30, 2011.

i) Comparative figures

Certain of the comparative figures have been reclassified to conform to with the presentation adopted for the current year.

3. NEWLY ADOPTED ACCOUNTING POLICIES

i) Accounting Changes

Effective January 1, 2008, the Company adopted CICA Section 1506, Accounting Changes. The new standard establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and the correction of errors. The disclosure is to include, on an interim and annual basis, a description and the impact on the Company on any new primary source of GAAP that has been issued but is not yet effective. The impact that the adoption of Section 1506 will have on the Company's results of operations and financial condition will depend on the nature of future accounting changes.

TRANS AMERICA INDUSTRIES LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

MARCH 31, 2008

3. NEWLY ADOPTED ACCOUNTING POLICIES (Continued)

ii) Financial Instruments

On September 15, 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures, Handbook Section 3862, Financial Instruments – Disclosures, and Handbook Section 3863, Financial Instruments – Presentation. These three standards were adopted by the Company on January 1, 2008.

a) Section 1535, Capital Disclosures requires that a company disclose information that enables users of its financial statements to evaluate its objectives, policies and procedures for managing capital including disclosures of any externally imposed capital requirements and the consequences for non-compliance.

b) New Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

4. CAPITAL MANAGEMENT

The Company is in the business of mineral exploration in Canada and the United States of America. Management determines the Company's capital structure and makes adjustments to it based on funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors has not established quantitative return on capital criteria for capital management but rather relies upon the expertise of the management team to sustain the future development of the business.

The Company holds a significant portfolio of marketable securities and short term deposits which are closely monitored by management. Proceeds from the sale of these securities will be utilized to fund future exploration programs and administration costs as required.

The properties in which the Company currently has an interest are in the exploration stage; and the Company does not generate any revenue, and accordingly the Company may be dependent in the future upon external financing to fund future exploration programs and its administrative costs. The Company will spend existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and to seek to acquire an interest in additional properties if management feels there is sufficient geologic or economic potential provided it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that its approach, given the relative size of the Company is reasonable.

The Company is not subject to externally imposed capital requirements.

TRANS AMERICA INDUSTRIES LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

MARCH 31, 2008

5. FINANCIAL RISK FACTORS

The Company's risk exposures and the impact on the Company's financial instruments are summarized below:

a) Credit Risk

The Company has no trade receivable balances and accordingly is not subject to credit risk.

b) Liquidity Risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when they fall due. As at March 31, 2008, the Company had cash and cash equivalents, and short term deposits available of $8,948,227 to settle current liabilities of $212,184.

c) Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices. The Company possesses investments in publicly traded securities and their fair value is dependent upon prevailing market conditions.

d) Foreign Currency and Exchange Risk

The Company's functional currency and the reporting currency is the Canadian dollar ("CDN$"). Periodically the Company incurs charges on its Canadian operations for settlement in currencies other than its functional currency and any gain or loss arising on such transactions is recorded in operations for the period.

The Company has entered into an agreement with Neutron Energy Inc. ("NEI") containing an option to acquire a 50% interest in 345 unpatented lode mining claims, eight patented lode mining claims and one State of New Mexico mineral lease. All transactions relating to the property are recorded in the US Dollar ("USD$"). As a result the Company is subject to foreign currency and exchange risk on the translation of these transactions and period end balances to the reporting currency. Any translation gains or losses arising in the period are included in operations for the period. Any unrealized translation adjustments arising at period end are included in other comprehensive income and accumulated comprehensive income.

During the three month ended March 31, 2008, a 1% strengthening in the US$ relative to the CDN$ would have increased the exploration expenses capitalized and the amount payable to NEI at March 31, 2008 by $7,748.

5. FINANCIAL RISK FACTORS (Continued)

The agreement with NEI is denominated in US Dollars, and accordingly, changes in the exchange rate will affect the Company's future cash outflows pursuant to this agreement. As at March 31, 2008, a 1% strengthening in the USD$ relative to the CDN$ would result in future cash outflows increasing by approximately CDN$ 35,000.

The Company does not participate in any hedging activities to mitigate any gains or losses which may arise as a result of exchange rate changes.

6. INVESTMENTS

	MARCH 31, 2008	DECEMBER 31 2007
Non-Publically Quoted		
Neutron Energy Inc., 10,750,000 Common Shares, at cost	5,136,515	5,136,515
North American Granite Group Inc. 500,000 common shares (2006 – nil common shares) at cost, net of write down of $71,578	176,652	176,652
Publically Quoted		
Atacama Minerals Corp., 750,000 common shares at March 31, 2008 and December 31, 2007, disclosed at market value.	555,000	787,500
Other investments, March 31, 2008 and December 31, 2007, disclosed at market value.	438,515	524,464
	$ 6,306,682	$ 6,625,131

7. MINERAL PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES

a) New Mexico Properties (U.S.A.)

The Company entered into an agreement on April 28, 2006 with Neutron Energy Inc. ("NEI") containing an option to acquire a 50% interest in 396 unpatented mining lode claims and one state lease covering an area of 8,632 acres in the Ambrosia Lake mining district of New Mexico.

During the three month period ended March 31, 2008 NEI abandoned 51 unpatented mining claims which were subject to the agreement and acquired eight additional patented lode claims which form part of the agreement.

TRANS AMERICA INDUSTRIES LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

MARCH 31, 2008

7. **MINERAL PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES** (Continued)

a) New Mexico Properties (U.S.A.) (continued)

As a result at March 31, 2008, the project area includes 345 unpatented lode mining claims, eight patented lode mining claims and one State of New Mexico mineral lease. In total, the properties cover an area of approximately 7,516 acres in the Ambrosia Lake mining district of New Mexico.

The Company can earn its interest in the subject properties by:

(i) advancing $568,615 (US$495,000) to NEI, (paid)
(ii) by funding maintenance and exploration expenditures totalling $4,991,093 (US$5,000,000) as follows:

a) $641,093 (US$600,000) on or before April 28, 2007; (paid)

b) $4,350,000 (US$4,400,000) on or before April 28, 2009. (At March 31, 2008, the Company has paid $910,560 (US$901,671).

Mineral Properties and deferred exploration expenditures for the New Mexico properties are comprised of the following amounts:

	MARCH 31, 2008	DECEMBER 31 2007
Acquisition cost	**$ 568,615**	$ 568,615
Maintenance and exploration expenses (NEI)	**1,736,434**	1,222,972
Geological Reports (incurred by the Company)	**13,000**	13,000
	2,318,049	1804,587

b) Manitoba Properties

The Company staked 33 mineral claims in the Lynn Lake area of Manitoba. During the year ended December 31, 2007 the Company recorded an impairment provision of $698,332 as management currently has no plans to further investigate the western portion of the property, where these exploration costs had been incurred.

Mineral properties and deferred exploration expenditures are comprised of the following amounts:

TRANS AMERICA INDUSTRIES LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

MARCH 31, 2008

7. MINERAL PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (Continued)

b) Manitoba Properties (Continued)

	MARCH 31, 2008	DECEMBER 31 2007
Staking	**$ 29,064**	$ 29,064
Engineering and consulting	**63,900**	63,900
Survey and geophysical	**234,924**	234,924
Line cutting and roads	**137,912**	137,912
Supplies	**58,153**	58,153
Drilling	**282,500**	282,500
Assays	**22,079**	22,079
Reports and mapping	**40,980**	40,980
Mineral Exploration Assistance Program	**(171,181)**	(171,181)
Write down of mineral properties	**(698,331)**	(698,331)
	$ -	$ -
Total mineral properties and deferred exploration expenditures (New Mexico and Manitoba)	**$ 1,804,588**	$ 1,804,588

c) China Property

The Company entered into an option and shareholder agreement dated January 14, 2005, as amended August 22, 2005, with Majestic Gold Corp. ("MJS") for an option to acquire a 50% interest in their 60% interest in three mining leases which form part of an interest under option from Yantai Zhong Jai Mining Inc., and a 50% interest in any additional leases acquired within a 900 square kilometre area of interest, located in the Shandong Province in the People's Republic of China (the "Project").

The Company has earned its interest in the Project by subscribing in prior years to 800,000 private placement units of MJS at $0.70 and an additional 1,000,000 private placement units at a price of $0.40 for a total investment aggregating $960,000 (the "MJS Units"). The Company sold the MJS Units in 2006 for proceeds of $1,380,000 and recognized a gain of $420,000.

In July 2006, a subsidiary company of MJS, Majestic Zhaoyuan Gold Ltd. ("MZG"), entered into a Co-operation Contract with China Shandong No 3 Mineral and Geological Exploration Institute. MZG has the right to acquire a 70% interest in Yantai Ludi Jinjang Gold Mining Inc., a Chinese Co-operation Company that has been established to hold the exploration rights to the Jingang Gold Project in the Shandong Province of China. MZG will earn its interest by funding exploration and development expenditures totalling $567,125 over 4 years.

TRANS AMERICA INDUSTRIES LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

MARCH 31, 2008

7. MINERAL PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (Continued)

c) China Property (Continued)

Effective February 1, 2007, Trans America Industries Ltd. and MJS amended their option and shareholder agreement whereby the Company may earn up to 50% of MJS's indirect 70% interest in the Jingang Gold Project (the "Jing Cheng Interest") by entering into a formal JV agreement with MZG and continuing to fund 50% of MJS's exploration costs in the Jing Cheng Interest.

8. SHARE CAPITAL

a) Authorized

Unlimited common shares without par value

b) Issued

There were no share issuances during the three month period ended March 31, 2008.

c) Stock Based Compensation

The Company's stock option plan provides for the issuance of options to its directors, officers and employees. The maximum number of outstanding options must be no more than 10% of the issued and outstanding shares at any point in time. Compensation costs attributable to share options granted to employees, directors or consultants is measured at fair value at the grant date and expensed with a corresponding increase to contributed surplus. Upon exercise of the stock options, consideration paid by the option holder together with the amount previously recognized in contributed surplus is recorded as an increase to share capital. During the three month periods ended March 31, 2008 and 2007 the Company recorded $nil in stock based compensation, as no options were granted.

TRANS AMERICA INDUSTRIES LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

MARCH 31, 2008

8. SHARE CAPITAL (Continued)

d) Options Outstanding

As at March 31, 2008, options were outstanding for the purchase of common shares as follows:

NUMBER OF SHARES	EXERCISE PRICE PER SHARE	NUMBER EXERCISABLE AT DECEMBER 31, 2007	EXPIRY DATE
350,000	$ 0.35	350,000	December 9, 2008
50,000	0.35	50,000	January 6, 2009
457,275	1.00	457,275	May 3, 2009
250,000	0.35	250,000	August 18, 2009
300,000	0.35	300,000	December 7, 2009
50,000	1.10	50,000	October 8, 2010
100,000	0.75	100,000	September 12, 2012
50,000	0.75	50,000	December 21, 2012
1,607,275		1,607,275	

A summary of changes in stock options for the three month period ended March 31, 2008 and the year ended December 31, 2007 is as follows:

	MARCH 31, 2008		DECEMBER 31, 2007	
	NUMBER	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER	WEIGHTED AVERAGE EXERCISE PRICE
Balance, beginning of period	1,657,275	$ 0.60	1,025,000	$ 0.40
Granted	-	-	632,275	0.93
Cancelled	(50,000)	(0.88)	-	-
Balance, end of period	1,607,275	$ 0.60	1,657,275	$ 0.60

TRANS AMERICA INDUSTRIES LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

MARCH 31, 2008

8. SHARE CAPITAL (Continued)

e) Share Purchase Warrants

A summary of changes in share purchase warrants for the three month period ended March 31, 2008 and the year ended December 31, 2007 is as follows:

	MARCH 31, 2008		DECEMBER 31, 2007	
	SHARES	WEIGHTED AVERAGE EXERCISE PRICE	SHARES	WEIGHTED AVERAGE EXERCISE PRICE
Balance, beginning of period	8,092,275	$ 1.25	-	$ -
Granted	-	-	8,092,275	1.25
Balance, end of period	8,092,275	$ 1.25	8,092,275	: 1.25

As at March 31, 2008, share purchase warrants were outstanding for the purchase of common shares as follows:

NUMBER OF SHARES	EXERCISE PRICE PER SHARE	EXPIRY DATE
8,092,275	$ 1.25	May 3, 2009

9. RELATED PARTY TRANSACTIONS

The following related party transactions were in the normal course of operations and measured at the exchange amount, which is the amount established and agreed to by the related parties. In addition to those related party transactions disclosed elsewhere in the financial statements the Company incurred the following transactions and balances.

a) During the three month period ended March 31, 2008, the Company incurred management fees of $22,500 (2007 - $22,500), and secretarial and office services of $nil (2006 - $4,500) from a company owned by an officer and director, secretarial and office services of $6,000 (2006 -$nil) from a company owned by an officer, and paid fees to a director of $6,000 (2006 - $nil) for consulting services.

b) At March 31, 2007, the Company had exploration advances of $nil (December 31, 2007 - $328,682) advanced to NEI as funding toward the New Mexico property exploration program.

9. RELATED PARTY TRANSACTIONS (Continued)

c) Included in accounts payable and accrued liabilities is $160,898 (December 31, 2007 - $nil) payable to Neutron Energy Inc. a company related by virtue of having a common director with the Company.

d) The Company has an investment in Neutron Energy Inc. (Notes 6 & 7) which is related by virtue of having a common director with the Company.

10. PROPOSED TRANSACTION

On May 11, 2008, the Company ("TSA") and 1322256 Alberta Ltd. ("AlbertaCo") entered into a combination agreement, (the "Combination Agreement") whereby TSA and AlbertaCo have agreed to amalgamate (the "Amalgamation") pursuant to an amalgamation agreement (the "Amalgamation Agreement"). The Amalgamation is an arm's length transaction that is subject to the approval of the TSX Venture Exchange (the "Transaction").

Under the terms of the Combination Agreement, TSA and AlbertaCo will each continue out of their present governing jurisdictions and into Ontario and subsequently amalgamate pursuant to the laws of the Province of Ontario. TSA shareholders will receive one (1) common share of the resulting entity (expected to be named Primary Corp.) ("PubCo") for every two (2) shares of TSA then held. AlbertaCo shareholders will receive one (1) share of PubCo for every twenty (20) shares (voting or non-voting) of AlbertaCo then held. Holders of convertible securities of each of the corporations will receive economically equivalent securities of PubCo. Upon the Amalgamation becoming effective the assets and liabilities of each of TSA and AlbertaCo will become assets and liabilities of PubCo.

As a result of the transaction the shareholders of AlbertaCo will own a majority of the issued and outstanding shares of Pubco.

The Transaction is subject to:

a) meeting all regulatory requirements, including approval of the TSX Venture Exchange;

b) PubCo meeting the minimum listing requirements of the TSX Venture Exchange; and;

c) approval by the shareholders of TSA and AlbertaCo at special meetings of shareholders to be called for that purpose.

PubCo is intended to become a diversified investment and merchant banking firm focused on the small cap market which will seek to make equity investments and bridge loans in appropriate companies. It will not carry on any active business other than the making of investments. PubCo will not carry on any active mining business, but may retain certain direct interests in natural resource properties.

TRANS AMERICA INDUSTRIES LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

MARCH 31, 2008

11. RESTATEMENT OF PRIOR INTERIM PERIOD

		MARCH 31, 2007
Loss for interim period as originally stated	$	(188,422)
Restatements		
Share of loss of equity investment		(303,500)
Interest income reclassified from Accumulated Other Comprehensive Income		8,349
		295,151
Loss for interim period as restated	$	483,573
Basic Loss Per Share – restated	$	0.02

The Company has restated its March 31, 2007 interim financial statements in order to correct the amount record as share of loss of equity investment, and correctly account for accrued interest income on short term investments and future income taxes on unrealised capital gains.

As a result of the restatement, the share of loss of equity investment has been increased by $303,500 and investments have been reduced by $303,500. Interest income has been increased by $8,349 with a resulting reduction to accumulated other comprehensive income of $8,349. Future income taxes have been increased by $88,300 and accumulated comprehensive income has been reduced by $88,300 respectively. As a result of the restatement, comprehensive loss to March 31, 2007 has increased by $295,799. The restatement has had the effect of increasing the accumulated deficit as at March 31, 2007 by $295,151, and reducing accumulated comprehensive income by $96,649 resulting in a total reduction of shareholder equity of $391,800 at March 31, 2007.

Basic loss per share for the interim period ended March 31, 2007 increased from $0.01 to $0.02.

TRANS AMERICA INDUSTRIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FIRST QUARTER ENDED MARCH 31, 2008

TRANS AMERICA INDUSTRIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FIRST QUARTER ENDED MARCH 31, 2008

1.1 May 28, 2008

1.2 *Nature of Business and Overall Performance*

Trans America Industries Ltd. is primarily in the minerals exploration business. During the past year the Company's main focus has involved the management of its uranium assets in the Western United States, and the evaluation of other opportunities in the minerals sector. In addition, management were successful in raising approximately $7.6 million to fund its exploration activities in the Western U.S.

Foremost among these assets is the Grants Uranium Project in New Mexico which will be developed under a joint venture agreement with the Company's private industry partner, Neutron Energy, Inc. Trans America funded Neutron Energy's initial acquisition program in the United States and is presently its largest shareholder.

As of March 31, 2008, Trans America had a net working capital of $8,742,897. As of the same date, the Company held publically quoted securities with a market value of $993,515 and other non-publicly traded investments with an aggregate book value of $5,313,167. Working capital on hand at December 31, 2007 was $8,940,067 the Company's publicly quoted market securities were recorded at $1,311,964 and the Company held a non-publicly quoted investment with a book value of $5,313,167.

Pursuant to an agreement dated May 11, 2008 Trans America agreed to amalgamate with 1322256 Alberta Ltd, the latter being an Alberta investment holding company. The combined company will have approximately 33.25 million issued and outstanding shares of which Trans America shareholders will hold approximately 15.6 million shares. The residual or new company will be a diversified investment and merchant banking firm focused on the small cap market commencing business with a combined portfolio asset base of $28.6 million, including over $14 million in cash.

The proposed directors and officers of the amalgamation company are well experienced in both the investment and mining industries.

As the new company will not engage in direct exploration activities, Trans America mineral properties are expected to be dealt with in a manner that will maximize shareholder value.

Full details of the transaction are set out in a news release dated May 12th, 2008.

1.2 *Nature of Business and Overall Performance (Continued)*

RISK FACTORS

The Company's interests involve the exploration and development of mineral resources. Exploration and related operations are subject to all the hazards and risks normally encountered in the development of mineral properties. There is no guarantee that the Company's activities will result in commercial production of any mineral deposits. The exploration for and development of mineral deposits also involves significant financial and other risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Also, there is no assurance that the Company will be able to compete successfully in capital and financial markets to achieve its future goals.

While the discovery of uranium and other minerals may result in substantial rewards, few exploration properties are ultimately developed into producing mines. Major expenses are required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities.

Whether a mineral deposit will be commercially viable depends on a number of factors including the particular attributes of the deposit such as the quantity and quality of the minerals; costs and efficiency of the recovery methods that can be employed; proximity to infrastructure; financing costs; mineral prices, which are highly cyclical; and government regulations, including permitting and licensing procedures, environmental protection considerations, taxes, royalties, land tenure, land use regulations, and policies regarding the exporting and/or sale of minerals in various forms. The exact effect of these factors cannot be accurately predicted but could have a material adverse effect upon the Company's operations and/or its ability to receive an adequate return on its invested capital.

The Company's future growth and success also depends to a significant extent on its ability to attract and retain qualified personnel. As such, the Company is highly dependent on the principal members of its senior management group and the loss of their services might impede the Company's business strategy and growth.

1.2 *Nature of Business and Overall Performance (Continued)*

DESCRIPTION OF PROPERTY HOLDINGS

Comments on Historic Resources

All resource estimates quoted herein are based on data and reports obtained and prepared by previous operators. These historic resource estimates are considered to be relevant and reliable based on the amount and quality of historic work completed. The Company has not completed the work necessary to independently verify the classification of the mineral resource estimates. The Company is not treating the mineral resource estimates as NI 43-101 defined resources verified by a qualified person. The historical estimates should not be relied upon. The properties will require considerable further evaluation which the Company's management and consultants intend to carry out in due course.

Grants Uranium Project, Ambrosia Lake, New Mexico – Joint Property Interest Neutron Energy / Trans America

The Grants uranium project is situated within the Ambrosia Lake mining district, historically the largest uranium-producing region in New Mexico's prolific Grants-Gallup mineral belt. The project area includes 345 unpatented lode mining claims, eight patented lode mining claims and one State of New Mexico mineral lease. In total, the properties cover an area of approximately 7,516 acres (3,041 hectares) within McKinley County, approximately 60 miles (96.5 kilometres) west of the city of Albuquerque, New Mexico.

The properties are leased by U.S.-based Neutron Energy, Inc. (NEI) from third parties and are subject to annual lease payments, rental obligations to the State of New Mexico and annual claim maintenance fees to the U.S. Bureau of Land Management. Mineral production from these properties will require the payment of gross royalties to the claim owners and to the State of New Mexico.

Pursuant to an agreement with NEI dated April 28, 2006, Trans America holds the right to earn a 50% interest in the Grants properties by paying an initial $495,000 U.S. in acquisition costs (paid) and expending $5 million U.S. on exploration and development over a three-year period of which $1,510,671 U.S. had been advanced as of December 31, 2007. Under the agreement, NEI will act as operator for the project.

Total uranium production from Morrison sandstones within the Grants Mineral Belt was more than 340 million pounds U_3O_8 from 1948 through 2000, including the Ambrosia Lake district, which has produced 201 million pounds (McLemore, 1989, 2002).

1.2 *Nature of Business and Overall Performance (Continued)*

Grants Project, Ambrosia Lake, New Mexico (Continued)

The Ambrosia Lake mineral belt is a west-northwest trending zone of sandstone-hosted (and some limestone-hosted deposits) uranium deposits that extends from the western edge of the Rio Grande Rift, east of the town of Laguna, west-north-westerly to the vicinity of the town of Gallup, for a distance of more than 100 miles (161 kilometres). A number of inactive underground uranium mines are located within the Ambrosia Lake district and several past producers and known mineral deposits adjoin the Grants project.

The lands that make up the Ambrosia Lake project have been explored by several firms including Conoco, Homestake Mining, Kerr-McGee, Bokum Resources, Pathfinder Mines and United Nuclear Corporation intermittently since the mid-1950s. Numerous holes have been drilled on the NEI-leased properties.

Within the Ambrosia Lake project area, NEI has identified four principal uranium target areas: East Roca Honda, Elizabeth, Mesa Redonda, and West Endy. Historical exploration data, which was collected prior to the adoption of National Instrument 43-101, indicate the presence of significant uranium mineralization at the East Roca Honda, Elizabeth, Mesa Redonda, and West Endy (Frosty-Ox and Cliffside mine) areas.

More than 6 million pounds of U_3O_8 were mined from deposits on the Cliffside mine lease and significant un-mined uranium resources are reportedly present at the other localities, as indicated by historical drill hole data held by NEI, and published maps and reports of the New Mexico Bureau of Geology and Mineral Resources and the New Mexico Geological Society.

Adjoining properties are also known to contain uranium mineralization hosted by sandstone units of the Westwater Canyon member of the Morrison Formation, the same unit that hosts the uranium mineralization on the Grants project properties

East Roca Honda

The East Roca Honda property is situated at the east end of the Strathmore Minerals/Sumitomo Roca Honda deposit which has a NI 43-101 compliant resource estimate of 17,512,000 pounds U_3O_8 contained in 3,782,000 tons grading 2.3% U_3O_8 An inferred resource of 15,832,000 pounds U_3O_8 has been established in 4,546,000 tons averaging 0.17% U_3O_8.

The East Roca Honda target area hosts strong and wide-spread uranium mineralization within the Westwater Canyon Member, continuous with Strathmore's Roca Honda project.

Conoco drilled random, wide-spaced holes at minimum 400 foot centres' that extended the strike length of the Roca Honda deposit some 4,500 feet along the Grants property. Five of the holes returned the following intercepts and grades:

1.2 *Nature of Business and Overall Performance (Continued)*

East Roca Honda (Continued)

Hole No.	Intercept (Beginning)	Thickness (Ft)	Grade (% U3O8)	Pounds U3O8/ton
C-3	2,934	15.5	0.15	3.0
C-9	2,914	10.0	0.30	6.0
C-11	2,966	6.0	0.18	3.6
C-12	3,012	24.5	0.17	3.4
C-13	2,987	29.0	0.12	2.4

Elizabeth

The Elizabeth property is situated approximately one mile northwest of the Cliffside mine. Two zones of strong uranium mineralization have been outlined on the Elizabeth property in sandstones of the Westwater Canyon member of the Morrison Formation. A non-43-101 compliant resource study prepared by the Colorado School of Mines Research Institute previously established a historic resource of 3,522,134 pounds of U3O8 for the Elizabeth claims.

A confirmation rotary and core drilling program comprised of 30 holes has been recommended for the Elizabeth target area. This program is designed to confirm results from historical drilling programs and further refine the limits of mineralization.

Mesa Redonda

The Mesa Redonda target area is situated on the western edge of the Ambrosia Lake mining district and is reported to host several discrete uranium deposits in the Poison Canyon sandstone unit of the Morrison Formation. Detailed exploration drilling was carried out in the Mesa Redonda area by Pathfinder Mines and private interests in the late 1970's and early 1980's. Strong concentrations of uranium mineralization were reportedly encountered in numerous drill holes on the Mesa Redonda properties. Some 37,500 feet of rotary and core drilling has been recommended for this property to confirm historic drill results.

West Endy

The West Endy target area includes the Frosty-Ox deposit, an east-west trending zone of mineralization that appears to extend onto the eastern end of the adjoining Cliffside mine property where production grades were averaging 0.41% U3O8 before the mine closed in 1985. In 1989, Enerdyne Corporation calculated a historic resource for the Frosty-Ox area of 303,685 tons grading 0.165 % U3O8 representing 1,002,160 pounds U3O8.

Additionally, the West Endy target completely surrounds the eight mining claims that cover the Melrich uranium deposit of Laramide Resources.

1.2 *Nature of Business and Overall Performance (Continued)*

West Endy (Continued)

In 2007, NEI carried out a six hole exploration drilling program on the Cliffside mine State lease within the West Endy target area. The program was designed to test for extensions of the Frosty–Ox mineralization onto the Cliffside mine lease which it was successful in doing.

Historical drilling carried out in the West Endy area identified strong mineralization in several localities in the Westwater Canyon Member. A 50 hole rotary and core drilling program has been recommended to confirm previous results.

Proposed Ambrosia Lake Exploration Program

A program recommended by NEI in consultation with Trans America's consulting engineer, G.S. Carter, P.Eng, includes 156 holes aggregating 338,600 feet (103,205 meters) of combined core and conventional rotary drilling on the Ambrosia Lake properties. The results of this comprehensive drilling program, if positive, are expected to provide a solid foundation for the final evaluation of the subject properties.

Neutron Energy Inc. (NEI) – Shares Held by Trans America

Trans America has earned an equity interest in NEI (10,750,000 shares) by advancing $1.25 million U.S. to the company in 2005 which enabled it to acquire uranium assets in the Western United States. In addition to the Ambrosia Lake J.V. activities to which TSA has advanced approximately $1.9 million U.S., NEI has since raised a further $27 million U.S. privately from the sale of Treasury Shares. NEI is now preparing a public offering of its shares. It is difficult to predict at this time, but Trans America believes that when NEI commences public trading Trans America's share holding will represent approximately 15% of its outstanding shares.

Over the past two years NEI has acquired unpatented lode mining claims, state mining leases and deeded fee mineral leases aggregating in excess of 300,000 acres. The properties are situated in five different U.S. states and range from grassroots exploration opportunities to ones containing substantial historic uranium resources.

The following summarizes some of NEI's more prominent holdings:

The Marquez (Juan Tafoya) Project

The Marquez Project, the most significant of NEI's properties, is anchored by the Marquez and Juan Tafoya mineral deposits, all of which are situated in New Mexico east of Mount Taylor. The project includes the Marquez and Juan Tafoya deposits which host the following non-NI 43-101 compliant historic resources:

1.2 *Nature of Business and Overall Performance (Continued)*

Neutron Energy Inc. (NEI) (Continued)

Marquez Canyon Deposit:

4,776,785 tons grading 0.112% U_3O_8 or 2.24 pounds per ton; 10,700,000 pounds U_3O_8 contained.

Juan Tafoya Deposit:

417,222 tons averaging 0.09% U_3O_8 or 1.8 pounds per ton; 751,000 pounds U_3O_8 contained.

In total, the project presently holds over 11,450,000 million pounds U_3O_8.

The Marquez deposits were prepared for production by Bokum Corporation and Long Island Lighting during the mid to late 1970's. A 2,000 TPD uranium mill was constructed during this period and a 1,600 foot shaft was sunk on the Marquez deposit to within 200 feet of the mineralized zone. In 1979 the uranium market collapsed, bankrupting both Long Island Light, which had built a nuclear reactor in New York State, and Bokum which would have supplied the reactor with its fuel requirements.

In 2001, the 2,000 TPD mill at Marquez was dismantled. However, much of the infrastructure remains in place including a developed tailings disposal area. The mill site is on deeded land and is included in the NEI lease. This latter fact gives NEI an enormous permitting advantage in developing a new mine. The mill site is within easy trucking distance of other deposits in which NEI has an interest.

Cebolleta Deposits

The Cebolleta deposits are only nine miles by paved road north of the Marquez Project and they hold some 21,900,000 pounds of non-NI 43-101 compliant historical resources as indicated below:

Cebolleta Saint Anthony Deposit:

4,000,000 tons grading 0.10% U_3O_8 or 2.0 pounds per ton; 8,000,000 pounds U_3O_8 contained.

NEI holds the Cebolleta deposit on a 51/49% basis with Uranium Energy Corp. a Texas OTC: BB quoted corporation.

The Grants Project in which Trans America is earning a 50% interest is situated within easy trucking distance from the Marquis project, being approximately 60 miles by road from that Project.

1.2 *Nature of Business and Overall Performance (Continued)*

Neutron Energy Inc. (NEI) (Continued)

Edgemont- North Dakota

Uranium resources in the Edgemont area of South Dakota appear to be amenable to low cost in-situ recovery leaching methods. NEI holds more than 11,000 acres in the Edgemont area of North Dakota and the company is continuing its acquisition program.

Historical resources identified in various reports (Schick, Robert B. 1969; Status Report Black Hills Uranium Project: Federal Resources Corporation & Others) for the Edgemont project amount to 1,149,715 short tons grading 0.105% U_3O_8 or 2,480,000 pounds.

Uranium mineralization at Edgemont occurs as roll front deposits. The depth of uranium mineralization varies from about 76 metres on the east side of the project to 213 metres on the western side which is economically attractive for In-Situ Leach-type extractive technology.

The Edgemont acquisition program has been supervised by Albert F. Stoick a Senior Technical consultant to NEI. He is a graduate of the South Dakota School of Mines and Stanford University where he received a master's degree in Mining Engineering (1952). Mr. Stoick has been actively involved in the exploration, development and production of uranium deposits including in-situ leach situations. His background and wealth of experience makes him a valuable asset to the Edgemont Project and NEI.

Wyoming

NEI presently holds 149 unpatented lode mining claims, 133 state mining leases and one deeded fee mineral lease covering approximately 95,000 acres in the state of Wyoming. The properties are in four separate areas and each has in-situ leach potential.

NEI's Senior Technical Consultant in Wyoming is James F. Davis, a Wyoming graduate in geology and a graduate of MIT and Sloan School Senior Executive Program.

In 1972, Mr. Davis directed Rocky Mountain Energy's uranium programs and is credited with the discovery of the Channing uranium deposit at Copper Mountain. In 2006, Mr. Davis negotiated and acquired a deeded lease for NEI over a portion of the deposit which adjoins a property held by Strathmore Minerals Corp. NEI's lease contains an non NI 43-101 compliant historical resource of 3.52 million pounds U_3O_8 within the North Channing deposit which has an overall historical resource of 8.97 million pounds U_3O_8.

Work conducted by Rocky Mountain Energy in the 1970's indicated that the property held by NEI could be amenable to in-situ leaching recovery methods.

1.2 *Nature of Business and Overall Performance (Continued)*

Neutron Energy Inc. (NEI) (Continued)

Wyoming (Continued)

The work also indicates that the North Canning deposit could lend itself to an open-pit heap leach operation, quite similar to many Nevada gold operations.

Other Properties

Shandong Project – Jiaodong Peninsula, China

The Company is presently entitled to an interest in three exploration licenses (Jing Cheng) comprised of 45 square kilometres encompassing Majestic Gold Corp's (MJS) Shandong exploration project in Shandong Province, China.

The interest arose as a project participation entitlement adjunct to private placement agreements of MJS's shares in 2005 and 2006 in which the Company invested $960,000. The investment made by Trans America of $960,000 was dedicated to the subject properties at the time. An amending agreement in 2007 consolidated the property position to the Jing Cheng licenses. MJS's interest is held through a British Virgin Island subsidiary which has the right to earn a 70% interest. The Company (TSA) can earn up to a 50% interest in the 70% interest by continuing to fund the project.

The Company sold its shares of MJS in 2006 and realized a gain of approximately $397,000

The Company has no present interest in contributing additional funding to the project following the full expenditure of the initial $960,000. As such its interest will be diluted as MJS continues funding.

The property hosts several I.P. anomalies and Trans America has recommended that any remaining funds from the initial $960,000 private placement be used to test those anomalies.

Lynn Lake, Manitoba

The Company holds 33 contiguous mining claims aggregating 5,712 hectares in the Lynn Lake mining camp. The property is located approximately 13 kilometers northwest of Lynn Lake. The expiry date for the entire claim block is 2014 as a result of the application of $869,514 in assessment work. During the year ended December 31, 2007, the Company recorded an impairment of $698,331 as management currently has no plans to further investigate the western portion of the property, where these historical exploration costs had been incurred.

1.2 *Nature of Business and Overall Performance (Continued)*

Other Properties (Continued)

Lynn Lake, Manitoba (Continued)

Work programs have been recommended by the Company's geological consultant P. James Chornoby, P. Geo., for the eastern end of the property. These programs include magnetometer and electromagnetic surveys along with geological reconnaissance and prospecting at an estimated cost of $282,000. A drill program has also been recommended consisting of 20 diamond drill holes totaling 4,500 meters at a cost of $675,000. With the possible exception of undertaking the line-cutting and the magnetic geophysical work in the spring of 2008, no decision has been made by management to implement the consultant's recommendations.

Other Assets

The Company holds the following corporate shares whose trading value is as follows as of March 31, 2008:

CORPORATION	NUMBER OF SHARES		ADJUSTED BOOK VALUE		MARKET VALUE
Publically Quoted					
Atacama Minerals Corp.	750,000	$	436,184	$	555,000
Compliance Energy Corp.	122,946		35,000		23,360
Central Sun Mining Ltd.	7,142		29,601		13,927
Rare Element Resources Ltd.	413,636		124,091		401,228
Non-Publically Quoted					
Neutron Energy Inc *	10,750,000		5,136,515		-
North American Granite Group Inc.**	500,000		176,652		-
TOTAL		**$**	**5,938,043**	**$**	**993,515**

* Recorded using the equity accounting method until November 7, 2007, when management determined it no longer exercised significant influence over Neutron Energy Inc. and accordingly the investment has been reclassified as a non-publically quoted investment.

** Investment acquired during 2007 for $248,230. The book value is net of a $71,578 write down.

TRANS AMERICA INDUSTRIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FIRST QUARTER ENDED MARCH 31, 2008

1.3 *Selected Annual Information*

N/A

1.4 *Results of Operations*

The company incurred a net loss of $23,538 during the three month period ended March 31, 2008 compared to net loss of $483,573 for the three month period ended March 31, 2007. The most significant changes in results for the three month period ended March 31, 2008 compared to the three month period ended March 31, 2007 were a reduction in gas revenues to $nil (2007 - $25,246) cost of sales of gas operations were also reduced to $nil (2007 - $10,717) resulting in a decrease in net profit on gas operations to $nil (2007 - $14,529). The reduction in gas revenues and expenses were a direct result of the sale of the Company's interest in a gas well in June 2007. Management and consulting fees increased to $34,500 (2007 - $27,000) as a result of additional consulting fees being incurred during the period; professional fees increased to $56,606 (2007 – $27,541) as a result of significantly increased audit fees over the prior year due to the increased complexity of the Company's operations; regulatory expenses increased to $7,400 (2007 - $7,100). Shareholder communication expenses were reduced to $688 (2007 – $12,122) as in the prior year the Company undertook a European promotion initiative; travel and promotion decreased to $8,520 (2007 - $14,085); interest income increased to $83,721 (2007 – $22,144) as a result of holding higher cash and cash equivalent balances during the current year due to the financing which completed in May 2007; transfer agent fees were reduced to $922 (2007 - $2,930); the loss of significantly influenced investee decreased to $nil (2007 - $420,000) as a result the Investment in NEI being reclassified in November of 2007 as an investment at cost. Finally, a credit for future income taxes of $9,000 (2007 - $nil) was recorded to record the future value of the loss incurred during the period.

1.5 *Summary of Quarterly Results*

	QUARTER ENDED			
	JUNE 30 2007 (Restated)	SEPTEMBER 30 2007 (Restated)	DECEMBER 31 2007 (Restated)	MARCH 31 2008
Total revenues	$ 24,961	$ (7,088)	$ 855	$ -
Net income (loss) for the period	$ 2,619,333	$ 619,159	$ 238,319	$ **(23,538)**
Basic net income (loss) per share	$ 0.09	$ 0.02	$ 0.01	$ **0.00**
Diluted net income (loss) per share	0.07	$ 0.01	$ 0.01	$ n/a

TRANS AMERICA INDUSTRIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FIRST QUARTER ENDED MARCH 31, 2008

1.5 *Summary of Quarterly Results*

	QUARTER ENDED			
	JUNE 30 2006	SEPTEMBER 30 2006	DECEMBER 31 2006	MARCH 31 2007 (Restated)
Total revenues	$ 18,376	$ 20,501	$ 19,391	$ 25,246
Net income (loss) for the period	$ 170,788	$ (72,198)	$ (255,502)	$ (483,573)
Basic and diluted net income (loss) per share	$ 0.01	$ (0.00)	$ (0.01)	$ (0.02)

1.6 *Liquidity*

The Company has financed its operations and capital costs through the sale of shares and will continue to secure needed operating and investment capital in this manner.

1.7 *Capital Resources*

During the year ended December 31, 2007 the Company completed a private placement of 7,635,000 units at $1.00 each for total gross proceeds of $7,365,000. Each unit consists of one share and one share purchase warrant exercisable at a price of $1.25 per share until May 3, 2009.

No further equity financings have taken place to date.

1.8 *Off-Balance Sheet Arrangements*

There are no off-balance sheet arrangements to which the Company has committed.

1.9 *Transactions with Related Parties*

a) During the three month period ended March 31, 2008, the Company incurred management fees of $22,500 (2007 - $22,500), and secretarial and office services of $nil (2006 - $4,500) from a company owned by an officer and director, secretarial and office services of $6,000 (2006 -$nil) from a company owned by an officer, and paid fees to a director of $6,000 (2006 - $nil) for consulting services.

b) At March 31, 2007, the Company had exploration advances of $nil (December 31, 2007 -$328,682) advanced to NEI as funding toward the New Mexico property exploration program.

c) Included in accounts payable and accrued liabilities is $160,898 (December 31, 2007 - $nil) payable to Neutron Energy Inc. a company related by virtue of having a common director with the Company.

1.9 *Transactions with Related Parties*

d) The Company has an investment in Neutron Energy Inc. which is related by virtue of having a common director with the Company.

1.10 *First Quarter*

The results for the three months ending March 31, 2008 differed, in large measure to the results of the three month period ended March 31, 2007 due to the following:

The Company experienced a reduction in gas revenues to $nil (2007 - $25,246); cost of sales of gas operations were also reduced to $nil (2007 - $10,717) resulting in a decrease in net profit on gas operations to $nil (2007 - $14,529). The reduction in gas revenues and expenses were a direct result of the sale of the Company's interest in a gas well in June 2007. Management and consulting fees increased to $34,500 (2007 - $27,000) as a result of additional consulting fees being incurred during the period; professional fees increased to $56,606 (2007 – $27,541) as a result of significantly increased audit fees over the prior year due to the increased complexity of the Company's operations; regulatory expenses increased to $7,400 (2007 - $7,100). Shareholder communication expenses were reduced to $688 (2007 – $12,122) as in the prior year the Company undertook a European promotion initiative; travel and promotion decreased to $8,520 (2007 - $14,085); interest income increased to $83,721 (2007 – $22,144) as a result of holding higher cash and cash equivalent balances during the current year due to the financing which completed in May 2007; transfer agent fees were reduced to $922 (2007 - $2,930); the loss of significantly influenced investee decreased to $nil (2007 - $420,000) as a result the Investment in NEI being reclassified in November of 2007 as an investment at cost. Finally, a credit for future income taxes of $9,000 (2007 - $nil) was recorded to record the future value of the loss incurred during the period.

1.11 *Proposed Transaction*

On May 11, 2008, the Company ("TSA") and 1322256 Alberta Ltd. ("AlbertaCo") entered into a combination agreement, (the "Combination Agreement") whereby TSA and AlbertaCo have agreed to amalgamate (the "Amalgamation") pursuant to an amalgamation agreement (the "Amalgamation Agreement"). The Amalgamation is an arm's length transaction that is subject to the approval of the TSX Venture Exchange (the "Transaction").

Under the terms of the Combination Agreement, TSA and AlbertaCo will each continue out of their present governing jurisdictions and into Ontario and subsequently amalgamate pursuant to the laws of the Province of Ontario. TSA shareholders will receive one (1) common share of the resulting entity (expected to be named Primary Corp.) ("PubCo") for every two (2) shares of TSA then held. AlbertaCo shareholders will receive one (1) share of PubCo for every twenty (20) shares (voting or non-voting) of AlbertaCo then held.

1.11 *Proposed Transaction*

Holders of convertible securities of each of the corporations will receive economically equivalent securities of PubCo. Upon the Amalgamation becoming effective the assets and liabilities of each of TSA and AlbertaCo will become assets and liabilities of PubCo.

As a result of the transaction the shareholders of AlbertaCo will own a majority of the issued and outstanding shares of Pubco.

The Transaction is subject to:

(a) meeting all regulatory requirements, including approval of the TSX Venture Exchange;

(b) PubCo meeting the minimum listing requirements of the TSX Venture Exchange; and

(c approval by the shareholders of TSA and AlbertaCo at special meetings of shareholders to be called for that purpose.

PubCo is intended to become a diversified investment and merchant banking firm focused on the small cap market which will seek to make equity investments and bridge loans in appropriate companies. It will not carry on any active business other than the making of investments. PubCo will not carry on any active mining business, but may retain certain direct interests in natural resource properties.

1.12 *Critical Accounting Estimates*

The preparation of the financial statements requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of management estimates relate to assumptions used in determining the fair value of non-cash stock-based compensation, and future tax asset valuations. Due to the inherent uncertainty involved with making such estimates, actual results reported in future years could differ from these estimates.

1.13 *Changes in Accounting Policies*

i) Accounting Changes

Effective January 1, 2008, the Company adopted CICA Section 1506, Accounting Changes. The new standard establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and the correction of errors. The disclosure is to include, on an interim and annual basis, a description and the impact on the Company on any new primary source of GAAP that has been issued but is not yet effective.

1.13 *Changes in Accounting Policies (Continued)*

i) Accounting Changes (Continued)

The impact that the adoption of Section 1506 will have on the Company's results of operations and financial condition will depend on the nature of future accounting changes.

ii) Financial Instruments

On September 15, 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures, Handbook Section 3862, Financial Instruments – Disclosures, and Handbook Section 3863, Financial Instruments – Presentation. These three standards were adopted by the Company on January 1, 2008.

a) Section 1535, Capital Disclosures requires that a company disclose information that enables users of its financial statements to evaluate its objectives, policies and procedures for managing capital including disclosures of any externally imposed capital requirements and the consequences for non-compliance.

b) New Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

1.14 *Financial Instruments*

As at March 31, 2008, the Company's financial instruments consist of cash and cash equivalents, short term deposits, investments, and accounts payable and accrued liabilities.

It is management's opinion that the Company is not exposed to significant interest currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, due to their short term maturity or capacity for prompt liquidation.

1.15 *Other Information*

Outstanding share data is disclosed in detail in the Statement of shareholders equity and in Note 8 to the March 31, 2008 financial statements.

Controls and Procedures

As of December 31, 2007, we carried out an evaluation, under the supervision and with the participation of our President of the effectiveness of the design and operation of our disclosure controls and procedures.

1.15 Other Information

Controls and Procedures (Continued)

Based on this evaluation, our President has concluded that as of December 31, 2007, a material weakness existed during the year with respect to the financial reporting of financial information received from our equity investee, Neutron Energy Inc. ("NEI"). This information became apparent as a result of the December 31, 2007 audit of NEI.

Due to the complexity of the accounting for certain joint venture agreements entered into by NEI, the loss for the year of NEI was significantly amended at December 31, 2007, and this resulted in information received from NEI which affected the equity loss and dilution gain on issuance of shares by equity investment, reported by the Company being misstated by the Company during the year. These misstatements have been corrected and the summary of quarterly information has been restated to correct for these items.

Effective November 7, 2007, management determined the Company no longer exerted significant influence over the operations of NEI and its net investment in NEI was reclassified as a non-publically traded investment in its financial statements. Accordingly the material weakness in financial reporting has been rectified, and does not exist for future reporting periods.

Except for the above weakness which was rectified during the fourth quarter of the fiscal year, our President concluded that financial and disclosure controls and procedures are now effective to ensure that information required to be (a) disclosed is recorded, processed, summarized and reported in a timely manner and (b) disclosed in the reports that we file or submit is accumulated and communicated to our management, including our President, to allow timely decisions regarding required disclosure.

We have designed, or caused to be designed under our supervision, internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in Canada.

Approval

The Board of Directors of Trans America Industries Ltd. has approved the disclosure contained in the Annual MD&A. A copy of this Annual MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com.

TRANS AMERICA INDUSTRIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FIRST QUARTER ENDED MARCH 31, 2008

Stock Exchange	TSX Venture Exchange
Symbol	TSA
Management Team	John K. Campbell: President and Chief Executive Officer (Retired Member of the B.C. Law Society) Scott Kelly: Corporate Secretary
Independent Directors	William Meyer, P.Eng. (Formerly Vice President of Exploration for Teck Cominco; former Chairman of Minco Mining) David K. Duval (Freelance mining journalist) James J. McDougall, P.Eng. (Former Western Exploration Manager for Falconbridge Nickel; a PDA Prospector of the Year; Member of the Canadian Mining Hall of Fame)
Auditors	Morgan & Company, Vancouver, British Columbia
Transfer Agent	Pacific Corporate Trust Company, Vancouver, British Columbia
Corporate Office	Suite 720 – 789 West Pender Street Vancouver, British Columbia Canada, V6C 1H2 Tel: (604) 688-8042 Fax: (604) 689-8032 E-mail: info@trans-america.ca

END